SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 15, 2009	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS RECEIVES APPROVAL FOR REPAYMENT SCHEDULE EXTENSION OF

BANK LOANS FROM TAIWAN BANK CREDITORS

Hsinchu, Taiwan, April 15, 2009 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (the “Company”) today announced that the Company’s auditors informed the Company that an explanatory paragraph of the Company’s ability to continue as a going concern would be included in the audit report for the Company’s audited financial statements for the year ended December 31, 2008.

The Company has been working to address the concerned underlying operating loss and net current liabilities. As part of its plan to improve Company’s cash position, the Company’s wholly owned subsidiary ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) requested and has received loan repayment extensions and modifications of certain terms on the loans due from 2009 to 2013 from banks totaling over 50% of its outstanding loans.

Key extended repayment terms and conditions include: agreement by ChipMOS Taiwan to set aside NT$50 million per month with Bank of Taiwan for repayment of bank loans; agreement by all the banks that have loans due from ChipMOS Taiwan in 2009 to 2013, to not unilaterally foreclose and seize any machinery, property or deposits of ChipMOS Taiwan; and agreement by these banks to waive any penalties that might have to be imposed on the Company in case of breach under the original loan agreements.

Below tables reflect the impact of the Company’s agreement with all of its bank creditors on the Company’s future minimum principal payments under the short-term and long-term loans as compared to those as of December 31, 2008 will be as follows (All translations from NT dollars to U.S. dollars were made at the exchange rate of NT$32.76 against US$1.00 as of December 31, 2008):

Short-term loans principal payment schedule

	Original Amount		After Extension Amount
	NT$	US$	NT$	US$
	(in million)		(in million)
2009	2,745.4	83.8	289.3	8.8
2010	—	—	129.3	4.0
2011	—	—	2,326.8	71.0

Total	2,745.4	83.8	2,745.4	83.8

Long-term loans principal payment schedule

	Original Amount		After Extension Amount
	NT$	US$	NT$	US$
	(in million)		(in million)
2009	4,603.6	140.5	1,404.0	42.8
2010	4,473.8	136.6	1,725.7	52.7
2011	4,125.7	125.9	5,568.0	170.0
2012	974.0	29.7	3,335.3	101.8
2013	185.0	5.7	1,984.1	60.6
Thereafter	—	—	345.0	10.5

Total	14,362.1	438.4	14,362.1	438.4

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.